I, Chris Pesigan, certify that:

(1) the financial statements of AO1 Solutions, Inc. included in this Form are true and complete in all material respects; and

(2) the tax return information of AO1 Solutions, Inc. included in this Form reflects accurately the information reported on the tax return for AO1 Solutions, Inc. filed for the fiscal year ended 2017.

Signature

Christopher Pesigan
Digitally signed by Christopher Pesigan
DN: cn=Christopher Pesigan, o, ou, email=chris@playershealth.com, c=US
Date: 2018.04.12 16:59:30 -05'00'

Chris Pesigan
COO

[Date]

4/12/2018

___

Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.